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Elsie Chan	Mike Wong
Brilliance China Automotive	Weber Shandwick
Holdings Limited	Worldwide (HK) Ltd.
(852) 2523 7227	(852) 2533 9922

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES 2002 YEAR-END RESULTS; PROPOSED PAYMENT OF CASH DIVIDEND

(HONG KONG, APRIL 28, 2003) Brilliance China Automotive Holdings Limited (the “Company”) (NYSE: CBA; SEHK: 1114) announced today its results for the year ended December 31, 2002 and its Board’s recommendation for a cash dividend payment.

Consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance Jinbei Automobile Co., Limited (formerly known as Shenyang JinBei Passenger Vehicle Manufacturing Company Ltd.) (“Shenyang Automotive”), Ningbo Yuming Machinery Industrial Company Ltd. (“Ningbo Yuming”), Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Ruian”), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing”) and Shenyang Xingchen Automotive Seats Co., Ltd. (together, the “Group”) for the year ended December 31, 2002 were Rmb7,319.5 million, a 17.7% increase from sales of Rmb6,218.4 million for the year ended December 31, 2001. The increase in sales was primarily attributable to the launch of the “Zhonghua” sedan commencing in August 2002.

Shenyang Automotive sold a total of 65,138 minibuses in 2002, a 3.4% increase over the 63,009 minibuses sold in 2001. Shenyang Automotive sold 56,121 of its Mid-priced Minibuses in 2002, a 5.2% increase over the 53,356 units sold in 2001. Unit sales of the Deluxe Minibus decreased by 6.6% from 9,653 units in 2001 to 9,017 units in 2002. Shenyang Automotive also launched the “Zhonghua” sedan in August 2002 and sold 8,816 sedans during the last five months of the year.

Cost of sales, including depreciation and amortization, increased by 25.6% to Rmb5,411.3 million in 2002 from Rmb4,308.0 million in 2001. This increase was primarily due to the ramp-up of the sedan production in 2002.

Selling and administrative expenses were Rmb1,067.2 million in 2002, representing 14.6% of sales, compared with Rmb673.4 million in 2001, representing 10.8% of sales. The increase was primarily due to the initial start-up losses of the sedan production and the increase in research and development expenses and selling and administrative expenses relating to the launch of the sedans.

Net equity in earnings of associated companies increased 245.0% from Rmb40.0 million in 2001 to Rmb138.1 million in 2002. The increase was due to the strong performance of the Group’s associated companies engaging in engine manufacturing in 2002. Income before taxation and minority interests decreased by 29.7% from Rmb1,213.3 million in 2001 to Rmb852.5 million in 2002. However, income tax expenses increased from Rmb116.3 million in 2001 to Rmb146.6 million in 2002 due to the increase in non-tax-deductible expenses in 2002. Net income decreased 31.2% to Rmb610.5 million in 2002 from Rmb887.1 million in 2001. Basic earnings per American depositary share (“ADS”) were US$2.01 in 2002, compared to basic earnings per ADS of US$3.03 in 2001.

Mr. Wu Xiao An, Chairman of the Company said, “Looking back to 2002, we are confident that the Group has pursued an appropriate business strategy by both maintaining the leading position in the Chinese minibus industry and entering into the sedan sector in China. Last year was an important milestone year for the Group. With the formal launch of our “Zhonghua” sedan and the approval for our project proposal for the joint venture with BMW Holding BV, the Group has successfully laid the foundation to transform from a leading niche minibus manufacturer to a fully fledged automobile manufacturer in China.

In 2003, the Group sold over 8,400 sedans and over 16,000 minibuses in the first quarter, compared with 10,900 minibuses in the first quarter of 2002. Looking ahead to 2003, the Group will continue to strengthen its competitive position in the Chinese automotive industry by implementing focused growth strategies and introducing new products. In particular, we will focus on (i) maintaining the leading position in the minibus industry; (ii) building up the brand image and the market share of the “Zhonghua” sedan; and (iii) establishing the BMW joint venture and its related domestic components and distribution networks. The management remains confident that following our current strategy and with the united efforts of our employees, we will be able to provide good value to our shareholders for many years to come.”

The Board of Directors will recommend at the forthcoming Annual General Meeting to be held at the Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Friday, June 27, 2003 at 8:30 a.m., the payment of a cash dividend of HK$0.01 per share of the Company’s ordinary shares (US$0.1282 per ADS). The dividend, if approved by the shareholders, will be paid on or before July 3, 2002 to the shareholders of record at the close of trading in Hong Kong on June 26, 2002.

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The Company, incorporated in Bermuda, was established in 1992 to own a 51% interest in Shenyang Automotive, a Sino-foreign joint venture enterprise established in 1991. Shenyang Automotive, located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of China, is the leading manufacturer and distributor of minibuses in China. In May 1998, the Company acquired an indirect interest in two automotive components manufacturers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automobile window molding and stripping; and a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ruixing and Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired 100% of the equity interests in Dongxing, a foreign-invested manufacturer of automotive components in the PRC. The Company was the first company with operations solely in China to list directly on the New York Stock Exchange.

Recent Developments

In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell sedans in China. On March 27, 2003, the indirect 81%-owned subsidiary of Company, Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. On April 28, 2003, the Company, through its indirect 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI. Upon completion, SJAI will be 89.1% indirectly owned by the Company and 10.9% directly and indirectly owned by the other shareholders. Accordingly, the Company’s effective interests in the joint venture with BMW will increase from 40.50% to 44.55%.

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Translation of amounts, for the convenience of the reader, from Renminbi (Rmb) to U.S. dollars (US$) has been made at the rate of US$1.00=Rmb 8.28 and from Hong Kong dollars (HK$) to U.S. dollars has been made at the rate of US$1.00 = HK$7.80. No representation is made that the Renminbi or Hong Kong dollar amounts could have been, or can be converted into U.S. dollars at that rate or at any other rate. In addition, all financial information presented herein has been prepared in accordance with the generally accepted accounting principles in the United States.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2002 and, 2001
US GAAP

(Expressed in thousands of RMB, except for share and ADS data)

	Note	2002	2001

Sales to third parties		4,636,347	2,552,780
Sales to affiliated companies		2,683,108	3,665,656

Total sales		7,319,455	6,218,436
Cost of sales		(5,411,308)	(4,307,988)

Gross profit		1,908,147	1,910,448
Selling and administrative expenses		(1,067,154)	(673,,391)
Interest income		43,617	110,735
Interest expense		(171,286)	(178,028)

Equity in earnings of associated companies, net		138,145	40,043
Other income (expenses), net		1,009	3,456

Income before taxation and minority interests		852,478	1,213,263
Income taxes		(146,610)	(116,250)
Minority interests		(95,403)	(209,936)

Net income		610,465	887,077

Basic earnings per share in RMB	1, 2	RMB 0.1665	RMB 0.2510

Basic earnings per share in US$	1, 2	US$ 0.0201	US$ 0.0303

Basic earnings per ADS in US$	1, 2	US$ 2.011	US$ 3.0319

Weighted average number of shares outstanding: basic and diluted	2	3,666,052,900	3,533,522,900

Weighted average number of ADSs outstanding: basic and diluted	2	36,660,529	35,335,529

1.	The calculation of earnings per share is based on the weighted average number of shares of common stock outstanding during the year.

2.	For the years ended December 31, 2001 and 2002, the effect of the assumed conversion of all potential common stock outstanding is anti-dilutive.